MAIL STOP 3561

March 30, 2006

Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA 19428

RE: Jaguar Acquisition Corporation
**   Registration Statement on Form S-1**
**   Supplemental response dated March 28, 2006**
**   File No. 333-127135**

Dear Mr. Kalman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the purchasers of the 116,667 units executed their subscription agreements on December 9, 2005 and that "these purchases will take place on a private placement

basis simultaneously with the consummation of this offering." We also note your prior response that "the purchasers of the Insiders [sic] Units have entered into binding subscription agreements with the Company in which such purchasers have irrevocably agreed to purchase the insider Units subject to one remaining condition – the SEC declaring the registration statement effective." Your reliance on the Black Box Inc. no-action letter (June 26, 1990) to support your belief that you can register the 116,667 units for resale appears inappropriate. To rely on the private investment public equity analysis, the private offering must be completed prior to filing the resale registration statement so that Rule 152 is available. We note in your case that you did not complete the private placement of the Insider Units prior to filing your registration statement. It appears the company may not register the 116,667 units for resale. Please revise to remove the Insider Units from the company's registration statement and make appropriate revisions throughout the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq. (*by facsimile*)
        212-818-8881